EXHIBIT 99.1

North American Construction Group Announces Expansion of Heavy Construction Fleet Via an Attractive Acquisition

ACHESON, Alberta, Oct. 03, 2018 (GLOBE NEWSWIRE) -- North American Construction Group Ltd. (“NACG” or “the Company”) (TSX:NOA.TO/NYSE:NOA) today announced that it has entered into a definitive purchase and sale agreement to acquire the heavy construction equipment fleet and related assets of Aecon Group Inc. for $199.1 million in cash (the “Transaction”), subject to customary closing adjustments.  A $10 million deposit was paid upon signing the agreement, which will be credited towards the purchase price on closing. The balance of the price will be paid in four instalments with the first instalment of $153.6 million due at closing and the following three instalments of $11.8 million each being paid six, twelve and eighteen months following closing. In NACG’s determination, the purchase price is consistent with the book value of comparable property and equipment already owned by the Company.

“During the recent severe cyclical downturn in the oil industry we worked extremely hard to be part of the solution to help lower the operating costs of our customers on oil-sands mines,” said Martin Ferron, Chairman and CEO of NACG. “We achieved this by maximizing the uptime and operability of our equipment fleet through innovative maintenance practices and work methodologies. We are therefore now pleased to better serve our customers by applying the same innovations to an expanded fleet, at a time when they are striving to maximize production and efficiency on each mine.”

“The transaction is expected to provide NACG with over $220 million of additional annual revenue capability which we anticipate will soon be underpinned by term contracts with multiple customers,” added Mr. Ferron. “Largely because we already have much of the indirect cost structure in place to support the incremental activity, we expect the transaction to be accretive to EBITDA, free cash flow and earnings. In particular, we anticipate 2019 basic earnings per share could exceed $1.60, subject to the transaction closing by the end of 2018.”

The Transaction involves the purchase of Aecon’s fleet of heavy earth-moving assets, together with lighter construction assets, support equipment and maintenance facilities. Additionally, existing contractual commitments will be assigned to NACG, subject to customer and partner consents.

The Transaction will be fully financed at closing through an upsized and extended credit facility with NACG’s existing lenders, led by National Bank Financial Inc. Given the strong addition to free cash flow from this Transaction, as well as the Company’s previously announced acquisition of an ownership interest in Nuna Logistics Limited, NACG intends to use operational cash flow to de-lever its balance sheet by around $150 million over the next three years, while still having sufficient cash flow to apply to other growth initiatives.

Forward Looking Information

This release contains forward-looking information that is based on expectations and estimates as of the date of this release. Forward-looking information is information that is subject to known and unknown risks and other factors that may cause future actions, conditions or events to differ materially from the anticipated actions, conditions or events expressed or implied by such forward-looking information. The forward looking information in this release include statements with respect to the expected level of additional annual revenue capability provided by the equipment acquisition; the expected term contracts with multiple customers that could be entered into based on this additional equipment capability; the expected accretion to EBITDA, free cash flow and earnings, and the anticipated 2019 basic earnings per share possibly exceeding $1.60; the timing of the closing; and the expected de-levering our balance sheet by approximately $150 million over the next three years. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. The risks and uncertainties that may affect forward-looking statements include, among others: impact of the global economy; project delays due to weather related conditions; the possibility that equipment is of a quality that we expect; our inability to close the acquisition, or delays in closing it, resulting from failure or delays in relation to satisfying conditions of closing or other unanticipated factors; and other risks detailed from time to time in NACG’s filings with securities regulatory authorities. Forward-looking statements are based on management's current plans, estimates, projections, beliefs and opinions, and other than as required by applicable securities laws, NACG does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs and opinions change.

Non-GAAP Financial Measures

A non-GAAP financial measure is generally defined by the Canadian regulatory authorities as one that purports to measure historical or future financial performance, financial position or cash flows, but excludes or includes amounts that would not be adjusted in the most comparable GAAP measures. EBITDA is a non-GAAP financial measure.  This term does not have any standardized meanings prescribed within GAAP and therefore may not be comparable to similar measures presented by other companies. This measure should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. EBITDA is defined as is defined as net income (loss) before interest expense, income taxes, depreciation and amortization. We believe that EBITDA is a meaningful measure of business performance. For a further discussion of EBITDA and a reconciliation to net income (loss), please refer to our most recent Management’s Discussion & Analysis filed with securities regulatory authorities. Free Cash Flow (“FCF”) is defined as cash from operations less cash used in investing activities (excluding cash used for growth capital expenditures and cash used for/provided by acquisitions).  FCF is a relevant measure of cash available to service NACG’s Total Debt repayment commitments, pay dividends and fund working capital needs and share purchases.  In addition, FCF is available to fund both growth capital expenditures and potential strategic initiatives.

About the Company

North American Construction Group Ltd. (www.nacg.ca) is a premier provider of heavy construction and mining services in Canada. For more than 60 years, NACG has provided services to large oil, natural gas and resource companies.

For further information, please contact:

David Brunetta, CPA, CMA
Director, Investor Relations
North American Construction Group Ltd.
Phone: (780) 969-5574
Email: dbrunetta@nacg.ca

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